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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

SEC FILE NUMBER
8-46844

MAY 30 2018

Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2017 (MM/DD/YY) AND ENDING 03/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Purshe Kaplan Sterling Investments Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 Corporate Woods Blvd
(No. and Street)

Albany	NY	12211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Peter Purcell — 518-436-3536
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

750 Third Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, J. Peter Purcell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Purshe Kaplan Sterling Investments Inc, as of March 31, 20 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHERINE M. FLOUTON
Notary Public, State of New York
No. 01FL5068617
Qualified in Schenectady County
Commission Expires ~~Nov. 4, 20~~ 1/8/2019

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PURSHE KAPLAN STERLING INVESTMENTS, INC.

Financial Statement

March 31, 2018

Financial Statement

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Purshe Kaplan Sterling Investments, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Purshe Kaplan Sterling Investments, Inc. (the "Company") as of March 31, 2018 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Marcum LLP

Marcum LLP

We have served as the Company's auditor since 2018.

New York, NY
May 29, 2018

MARCUMGROUP
MEMBER

Marcum LLP ▪ 750 Third Avenue ▪ 11th Floor ▪ New York, New York 10017 ▪ **Phone** 212.485.5500 ▪ **Fax** 212.485.5501 ▪ **marcumllp.com**

PURSHE KAPLAN STERLING INVESTMENTS, INC.

Statement of Financial Condition

March 31, 2018

ASSETS

Cash and cash equivalents	$	2,196,351
Due from clearing broker		340,714
Commissions receivables		7,226,829
Other receivables		392,833
Prepaid income taxes		595
Prepaid expenses		126,933
Furniture and equipment, net of accumulated depreciation of $547,820		179,071
Deposit with clearing broker		175,000
Security deposits		12,397
TOTAL ASSETS	$	10,650,723

See accompanying notes to financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.

Statement of Financial Condition

March 31, 2018

LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expenses	$	8,436,344
Income taxes payable		36,874
Deferred incomes taxes		36,984
Subordinated loan - Parent Company		150,000
TOTAL LIABILITIES		8,660,202
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock, 200 shares no par value authorized, issued and outstanding		10,000
Additional paid-in capital		119,028
Retained earnings		1,861,493
Total stockholder's equity		1,990,521
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	10,650,723

See accompanying notes to financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to Financial Statement
March 31, 2018

NOTE A. Organization and Nature of Business

Purshe Kaplan Sterling Investments, Inc. (the "Company" "PKSI") is a broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). The Company maintains its corporate office in Albany, New York, and branch offices throughout the United States of America.

The Company is a wholly-owned subsidiary of PKS Holdings, LLC (the "Parent Company", a New York State limited liability company). On November 30, 2017 under the terms of an acquisition agreement, the Parent Company became a wholly-owned subsidiary of Wentworth Management Services LLC.

The accompanying financial statement has been prepared from the separate records maintained by the Company and due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, had the Company operated as an unaffiliated entity.

NOTE B. Summary of Significant Accounting Policies

Use of Estimates
The preparation of the financial statement in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates. Significant estimates include the allowance for receivables and the useful life of furniture and fixtures.

Cash and Cash Equivalents
Cash and cash equivalents consist primarily of cash on deposit and money market funds, all of which have original maturities of three months or less. Interest income on cash equivalents is recognized on an accrual basis. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to Financial Statement
March 31, 2018

NOTE B. Summary of Significant Accounting Policies-Continued

Receivables

Receivables represent amounts due to the Company from its clearing firm, clients and financial institutions. The Company recognizes an allowance for doubtful accounts for amounts not collectible. Bad debt reserves are maintained for various counterparties based on a variety of factors, including the length of time the receivables are past due, significant one-time events and historical experience. An additional reserve for individual accounts is recorded when the Company becomes aware of a customer's inability to meet its financial obligation, such as in the case of bankruptcy filings, or deterioration in the customers' operating results or financial position. If circumstances related to counterparties change, estimates of the recoverability of receivables would be further adjusted. Management believes its risk of loss on currently recorded receivables is minimal and accordingly no allowance for doubtful accounts has been provided.

Furniture and Fixtures, net

Property and equipment are recorded at cost less accumulated depreciation and amortization. The Company depreciates its property and equipment for financial reporting purposes using the straight-line method over the estimated useful lives of the assets, which range from 3 to 7 years. Leasehold improvements are amortized over the lesser of the useful life of the asset, or the initial lease term. Expenditures for maintenance and repairs, which do not extend the economic useful life of the related assets, are charged to operations as incurred, and expenditures, which extend the economic life, are capitalized. When assets are retired, or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

Impairment of Long-Lived Assets

The Company assesses the recoverability of its long-lived assets, including property and equipment when there are indications that the assets might be impaired. When evaluating assets for potential impairment, the Company compares the carrying value of the asset to its estimated undiscounted future cash flows. If an asset's carrying value exceeds such estimated cash flows (undiscounted and with interest charges), the Company records an impairment charge for the difference.

Based on its assessments, the Company did not record any impairment charges for the years ended March 31, 2018.

NOTE B. Summary of Significant Accounting Policies-Continued

Income Taxes
The Company accounts for income taxes in accordance with ASC 740 Income Taxes. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in the tax rate on deferred tax assets and liabilities is recognized in in the period that the change is effective. Income tax benefits are recognized when it is probable that the deduction will be sustained. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will either expire before the Company is able to realize the benefit, or that future deductibility is uncertain.

On December 22, 2017 the President of the United states signed into law the Tax Cuts and Jobs Act tax reform legislation. This legislation makes significant changes in U. S. tax law including a reduction in the corporate tax rates, changes to net operating loss carryovers and carrybacks, and a repeal of the corporate alternative minimum tax. The legislation reduced the U. S. corporate tax rate from the current rate of 34% to 21%. As a result of the enacted law, the Company was required to revalue deferred tax liabilities at the enacted rate.

The Company believes the impact of the new law will not be material. The Company will continue to assess the provision for income taxes as future guidance is issued, but do not currently anticipate significant revisions will be necessary. Any such revisions will be treated in accordance with the measurement period guidance outlined in Staff Accounting Bulletin No. 118.

Deferred Rent Expense
The Company has operating leases which contain predetermined increases and rent holidays in the rentals payable during the term of such leases. For these leases, the aggregate rental expense over the lease term is recognized on a straight-line basis over the lease term. The difference between the expense charged to operations in any year and the amount payable under the lease during that year is recorded as deferred rent expense on the Company's balance sheet, which will reverse to the statement of income over the lease term.

Compensated Absences
Compensated absences are paid as incurred on an annual basis and do not carry over to future years. Accordingly, no accrual for such costs have been made in these financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to Financial Statement
March 31, 2018

NOTE B. Summary of Significant Accounting Policies-Continued

New Accounting Standards
In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASU 2014-09), Revenue from Contracts with Customers (Topic 606). ASU 2014-09 supersedes the revenue recognition guidance in Topic 605, Revenue Recognition. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in the exchange for those goods or services. This may require the use of more judgment and estimates in order to correctly recognize the revenue expected as an outcome of each specific performance obligation. Additionally, this guidance will require the disclosure of the nature, amount, and timing of revenue arising from contracts so as to aid in the understanding of the users of financial statements.

The Company has completed its analysis of the new revenue recognition standards, which were adopted on April 1, 2018, and has determined there will not be material impact with regard to how the Company recognizes revenues in the statement of income. The Company has elected to adopt the new guidance using a modified retrospective approach. Accordingly, the new revenue recognition standards will be applied prospectively in the Company's financial statements from April 1, 2018 forward and reported financial information for historical comparable periods will not be revised and will continue to be reported under the accounting standards in effect during those historical periods. The new revenue standard requires enhanced disclosures, which will be included in the footnotes to the Company's financial statements beginning with the year ended March 31, 2019.

Subsequent Events
The Company evaluates subsequent events for recognition and disclosure through the date the financial statements are available to be issued.

NOTE C. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), and has elected the basic method allowed by Rule 15c3-1. This requires the Company to maintain a net capital equal to the greater of $250,000 or 6.67% of the aggregate indebtedness and both as defined, shall not exceed 15 to 1.

The Company had net capital of $ 751,815 as of March 31, 2018. The Company had net capital of $ 186,934 in excess of its required net capital of $564,881 as of March 31, 2018. The Company's ratio of aggregate indebtedness to net capital ratio was 11.27 to 1 as of March 31, 2018.
Under its agreement with the clearing firm, the Company is required to maintain net capital of $400,000.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to Financial Statement
March 31, 2018

NOTE D. Liabilities Subordinated to Claims of Creditors

In September 2005, the Company borrowed $150,000 from its Parent Company. The note and its related terms, which include interest at the annual rate of 15%, were found acceptable by FINRA as a satisfactory subordinated agreement. Accordingly, the note principal amount is allowed in computing net capital under the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1). To the extent that this borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. The Parent Company has irrevocably agreed that the obligations of the Company with respect to the payment and principal are subordinate to the claims of all creditors of the Company.

Under the terms of the amended subordinated agreement the maturity date of the note will be automatically extended an additional year until the Parent Company or the Company notifies in writing that it intends to not extend the maturity date.

NOTE E. Fully Disclosed Clearing Agreement

During 2017, the Company cleared customer transactions through its fully disclosed agreements with National Financial Services, LLC, ("NFS") another registered broker-dealer and, therefore, the Company operates pursuant to exemptions contained in Rule 15c3-3 of the Securities and Exchange Act of 1934.

As of March 31, 2018 the Company has a deposit with NFS of $175,000 pursuant to its clearing agreement and has receivable from NFS of approximately $340,700 which consists of cash and money market funds.

NOTE F. Fair Value

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard establishes the following hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value:

• Level 1 -Inputs use quoted unadjusted prices in active markets for identical assets or liabilities that the Company has the ability to access.

• Level 2 -Fair value measurements use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

NOTE F. Fair Value-Continued

• Level 3 -Inputs that are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability. The inputs or methodology used for valuing assets and liabilities are not necessarily an indication of the risk associated with investing in those assets and liabilities.

Certain financial instruments are carried at cost on the Statement of Financial Condition, which approximates fair value due to their short-term, highly liquid nature. These instruments are classified as Level 1.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

Assets at Fair Value at March 31, 2018

	Level 1	Level 2	Level 3	Total
Money Market Funds	$ 463,848	$ --	$ --	$ 463,848

There were no transfers between Levels 1, 2, and 3 and at March 31, 2018, the Company did not hold any Level 2 or 3 assets or liabilities.

NOTE G. Furniture and Fixtures

Furniture and fixtures consisted of the following as of March 31, 2018

Computer hardware	$ 426,847
Furniture	207,900
Office Equipment	92,144
	726,891
Less accumulated depreciation	(547,820)
Furniture and fixtures, net	$ 179,071

NOTE H. Credit Risk and Concentrations

Financial instruments that subject the Company to credit risk consist principally of receivables and cash and cash equivalents. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its counterparties and, based upon factors surrounding the credit risk of its counterparties, establishes an allowance for uncollectible accounts and, consequently, believes that its receivables credit risk exposure beyond such allowances is limited.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to Financial Statement
March 31, 2018

NOTE H. Credit Risk and Concentrations-Continued

The Company maintains cash deposits with financial institutions, which, from time to time, may exceed federally insured limits. The Company has not experienced any losses and believes it is not exposed to any significant credit risk from cash.

NOTE I. Retirement Plan

The Company maintains a 401(k) retirement plan for the benefit of its employees. Contributions to the Plan by the Company are limited to a maximum of 3% of employee compensation and are based upon employee contributions. Employees must be 21 years of age and employed for three months to participate.

NOTE J. RELATED PARTY TRANSACTIONS

The Company pays the Parent Company fees to cover management and other support costs under an expense sharing agreement. The total fees charged to the Company were approximately $5,158,900 net of reimbursements of $234,000 collected from two affiliated companies that are wholly owned subsidiaries of the Parent Company for the year ended March 31, 2018.

The Company receives reimbursements under expense sharing agreements from two affiliated companies that are wholly owned entities by the Parent Company to cover operating costs. Reimbursements received for these costs totaled in the aggregate approximately $1,303,800 for the year ended March 31, 2018. Costs and expenses are shown net of these reimbursements on the statements of income.

The Company purchases certain of its insurance coverage against errors and omissions risk from a related company that is a wholly owned subsidiary of the Parent Company and is licensed and regulated under the laws of the British Virgin Islands. Independent registered representatives of PKS elect coverage from this affiliate or another carrier of their own choosing whose coverage meets PKS' adequacy standards. Policy premiums were paid to this affiliate by PKS and by independent registered representatives totaling approximately $1,148,800 for the year ended March 31, 2018.

NOTE L. Stockholder's Equity

At March 31, 2018, the Company's equity consists of authorized, issued and outstanding 200 shares of no par value common stock. The Parent Company owned all of the shares issued and outstanding.

NOTE M. Commitments and Contingencies

Operating Leases

The Company is headquartered in Albany, New York. The Company also maintains a disaster recovery site in Latham, New York and a CO-location for data in Albany, New York. All premises are leased under the terms of non-cancelable operating leases.

Location	Expiration Date	Base Annual Rent
Albany, New York	October 31, 2019	$ 440,913
Albany, New York	June 30, 2018	27,300
Lathan, New York	March 31, 2020	13,200

Future minimum lease payments under the above operating lease commitments at March 31, 2018 are as follows:

Year Ended March 31,	Amount
2019	$ 455,300
2020	271,599

Base annual rent does not include contractually billed additional incurred operating expenses. Certain leases contain renewal options and escalation clauses, the latter of which are factored into future minimum lease commitments.

Litigation

Certain conditions may exist as of the date the financial statements are issued which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability and an estimate of the range of possible losses, if determinable and material, would be disclosed.

NOTE M. Commitments and Contingencies-Continued

Litigation-Continued

Loss contingencies considered remote are generally not disclosed, unless they involve guarantees, in which case the guarantees would be disclosed. There can be no assurance that such matters will not materially and adversely affect the Company's business, financial position, and results of operations or cash flows.

The Company is a defendant or respondent in various pending and threatened arbitrations, administrative proceedings and lawsuits seeking compensatory damages. Claim amounts are infrequently indicative of the actual amounts the Company will be liable for, if any. Many of these claimants also seek, in addition to compensatory damages, punitive or treble damages, and all seek interest, costs and fees. These matters arise in the normal course of business. The Company intends to vigorously defend itself in these actions, and the ultimate outcome of these matters cannot be determined at this time.

With respect to such ongoing litigating matters, more specifically, the Company is a named defendant in certain legal matters whereby in one legal matter, the claimant is seeking $7 million in damages against all respondents named in the suit, with no specific amount named amount against the Company at this time. A hearing is set for January 2019. In two other legal matters whereby the Company is a named defendant in the suit, the claimants are seeking specific damages against the Company totaling $850 thousand. A hearing is set for October 2019 for one of the suits, with no date set for the other. In another legal matter, the Company received an arbitration claim, as a direct defendant, whereby the claimant is seeking reimbursement of commissions paid which total approximately $9 million excluding any damages. An initial hearing is scheduled for May 2019.

In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect management's estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. Because of the inherent difficulty in predicting the ultimate outcome of legal and regulatory actions, management cannot predict with certainty the eventual loss or range of loss related to such matters. As of March 31, 2018, the Company has not accrued anything for pending litigation. Awards ultimately paid, if any, may be covered by the Company's errors and omissions insurance policy. Amounts charged to operations for settlements and potential losses in fiscal year were nominal for 2018.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to Financial Statement
March 31, 2018

NOTE M. Commitments and Contingencies-Continued

Indemnification
The activities of the Company's customers are transacted on either a cash or margin basis through the facilities of its clearing broker. In margin transactions, the clearing broker extends credit to the customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the clearing broker may also execute and clear customer transactions involving the sale of securities not yet purchased.

These transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customers may incur. In the event the customers fail to satisfy their obligations to the clearing broker, the Company may be required to compensate the clearing broker for losses incurred on behalf of the customers.

The Company, through its clearing broker, seeks to control the risk associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.